Sutor Technology Group Limited
No 8, Huaye Road
Dongbang Industrial Park
Changshu, China, 215534

August 7, 2007

By EDGAR Transmission and by Hand Delivery

Ms. Dorine H. Miller
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Sutor Technology Group Limited
Amendment No. 2 to Registration Statement on Form S-1
Filed on July 13, 2007
File No: 333-141450

We hereby submit the responses of Sutor Technology Group Limited (“Sutor” or the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 26, 2007, providing the Staff’s comments with respect to the above referenced registration statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Selected Quarterly Financial Information, page 16

1.
Please revise the quarterly data presented for March 31, 2007 to agree to the numbers seen on page 18 of your financial statements. In this regard, it appears that your current disclosure does not reflect the restatements discussed in Note 1 to your financial statements.

Sutor’s Response: Per the Staff’s comments, we have revised our income statement data for the three months ended March 31, 2007 on page 16 of the Registration Statement to agree to the numbers on page 18 of our financial statements.

 Results of Operation page 29

2.
We note your tabular presentation of segmental results for the nine months ended March 31, 2007 on page 22. Please revise this table to agree to the numbers seen in your segment footnote on page 17 of your financial statements, and ensure that the numbers presented add across to the "Total" column.

Sutor’s Response: Per the Staff’s comments, we have revised our tabular presentation of segmental results for the nine months ended March 31, 2007 on page 22 of the Registration Statement to agree to the numbers in Note 11 on page 17 of our financial statements.

3.
We note your narrative analysis of total operating expenses on page 25. Please revise the first sentence of this paragraph to indicate, if true, that your total operating expenses increased $3.36 million to $5.35 million for the nine months ended March 31. 2007.

Sutor’s Response: Per the Staff’s comments, we have revised our disclosure to indicate that our total operating expenses increased $3.36 million to $5.35 million for the nine months ended March 31, 2007.

Our Customers, page 44

4.	Please include in the registration statement response #4 in your letter dated July 13, 2007 concerning the scheduled expiration of the agreement with Shanghai Huaye.

Sutor’s Response: Per the Staff’s comments, we have revised our disclosure under the caption “OUR BUSINESS - Our Customers” to include the following statement:

“There are no renewal provisions in the sales cooperation frame agreement. We expect that this agreement will be renewed upon its expiration by the parties on substantially similar terms or prevailing market terms at the time.”

Selling Stockholders, page 45

5.
Also, include in the registration statement response #5 in your letter dated July 13, 2007 which states that you are not registering for resale at this time, those shares Ms. Chen has placed in escrow.

Sutor’s Response: Per the Staff’s comments, we have revised our disclosure under the caption “SELLING STOCKHOLDERS” to state that we are not registering for resale at this time, the shares Ms. Chen has placed in escrow.

Financial Statements

Financial Statements of Sutor Technology Group Limited and Subsidiaries
Note 2 — Significant Accounting Policies- Basic and Diluted Earning per Common Share, page 9

6.
We note your tabular calculation of basic and diluted earnings per share for 2007 on page 10. Please revise this table so that the total weighted average number of shares outstanding equals the weighted average common shares outstanding plus the effect of the participating convertible Series A and Series B Preferred Stock.

Sutor’s Response: Per the Staff’s comments, we have revised the table of our basic and diluted earnings per share for 2007 on page 10 of our financial statements. As a result, the total weighted average number of shares outstanding now equals the weighted average common shares outstanding plus the effect of the participating convertible Series A and Series B Preferred Stock.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (01186-512) 512-52686688 or Joe Tiano, Esq. of Thelen Reid Brown Raysman & Steiner LLP, our outside special securities counsel at (202) 508-4306.

Sincerely,

Sutor Technology Group Limited

By:/s/ Liuhua Guo
Liuhua Guo
Chief Executive Officer